SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

MULTILINK TECHNOLOGY CORPORATION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

62544T 20 8
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

13G

CUSIP No. 62544T 20 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard N. Nottenburg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,022,00 Class A Common Shares consisting of:

(i) 5,000 Class A Common Shares; plus

(ii) options to purchase 535,000 Class A Common Shares which are exercisable within 60 days of December 31, 2002; plus

(iii) ownership of 634,000 Class B Common Shares (convertible on a 1 for 1 basis into Class A Common Shares; voting on a 10 for 1 basis with the Class A Common Shares when unconverted); plus

(iv) proxies to vote an additional 848,000 Class B Common Shares (convertible on a 1 for 1 basis into Class A Common Shares; voting on a 10 for 1 basis with the Class A common Shares when unconverted). (See Item 6)

	6	SHARED VOTING POWER –0–

7

SOLE DISPOSITIVE POWER

1,174,000 Class A Common Shares consisting of:

(i) 5,000 Class A Common Shares; plus

(ii) options to purchase 535,000 Class A Common Shares; plus

(iii) ownership of 634,000 Class B Common Shares (convertible on a 1 for 1 basis into Class A Common Shares; voting on a 10 for 1 basis with the Class A Common Shares when unconverted).

	8	SHARED DISPOSITIVE POWER –0–

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,022,000 Class A Common Shares on an as-if converted basis

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.1% on an as-if converted basis

12	TYPE OF REPORTING PERSON* IN/HC

Item 1.

(a)	Name of Issuer: MULTILINK TECHNOLOGY CORPORATION

(b)	Address of Issuer’s Principal Executive Offices: 300 Atrium Drive, Second Floor, Somerset, New Jersey 08873

Item 2.

(a)	Name of Person Filing: Richard N. Nottenburg

(b)	Address of Principal Business Office or, if none, Residence:

300 Atrium Drive, Second Floor

Somerset, New Jersey 08873

(c)	Citizenship: U.S.A.

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 62544T 20 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,022,000

(b)	Percent of class: 29.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,022,000 (See response to Row 5)

(ii)	Shared power to vote or to direct the vote –0–

(iii)	Sole power to dispose or to direct the disposition of 1,174,000 (See response to Row 7)

(iv)	Shared power to dispose or to direct the disposition of –0–

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Reporting Person owns 634,000 Class B Common Shares and also has the exclusive right to vote 848,000 shares of Class B Common Stock owned by Jens Albers pursuant to an Amended and Restated Voting Trust Agreement dated March 8, 1999. Dr. Albers otherwise retains all other rights of ownership regarding such 848,000 shares of Class B Common Stock. The Class B Common Stock has the right to convert on a 1 for 1 basis to Class A Common Stock and has the right to vote with the Class A Common Stock on a 10 to 1 basis until converted.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003 Date

/s/ Richard N. Nottenburg Signature

Richard N. Nottenburg, President Name/Title

Exhibit A
Relating to Item 6 of the Schedule

Dr. Jens Albers
697 Bienvenda Avenue
Pacific Palisades, California 90272

Citizenship: Germany

Dr. Albers is an individual.